

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 30116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 South Yellowstone Drive, Suite 110
(No. and Street)

Madison (City) WI (State) 53719 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louise P. Googins (608) 271-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bailey & Stolzman, S.C.
(Name – *if individual, state last, first, middle name*)

9 Odana Court (Address) Madison (City) WI (State) 53719 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louise P.Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins & Company, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Googins & Company, Inc.
Madison, Wisconsin

Financial and Operational Combined
Uniform Single Report Part IIA
Year Ended June 30, 2002

Donald L. Bailey C.P.A.
Larry L. Stolzman C.P.A.

Ronald G. Boeck
David L. Linzmeier C.P.A.
Laura A. Knight C.P.A.
Michelle M. Pieper

Bailey & Stolzman, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
9 Odana Court
Madison, Wisconsin 53719
608-273-4167 FAX 608-273-4315
E-Mail: BAILEYSTOL@TDS.NET

Members
American Institute of
Certified Public Accountants
Wisconsin Institute of
Certified Public Accountants

To the Board of Directors
Googins & Company, Inc.
Madison, Wisconsin

Independent Auditor's Report

We have audited the accompanying financial and operational combined uniform single report part IIA of Googins & Company, Inc. as of June 30, 2002, and the related statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Company, Inc., as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Bailey & Stolzman, S.C.
Certified Public Accountants

August 19, 2002

G&C-AR2002.wpd

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Googins & Company, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 6/30/02 [99]

SEC FILE NO. 8-30116 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 95 817	200			$ 95 817	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	13 827	300	$ 600	550	14 427	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 109 644	540	$ 600	740	$ 110 244	940

OMIT PENNIES

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Googins & Company, Inc. as of 6/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		69 610 [1205]	[1385]	69 610 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value:			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 69 610 [1230]	$ [1450]	$ 69 610 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		10 000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		35 634 [1794]
E. Total		45 634 [1795]
F. Less capital stock in treasury		(5 000) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 40 634 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 110 244 [1810]

OMIT PENNIES

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Googins & Company, Inc.

For the period (MMDDYY) from 7/1/01 [3932] to 6/30/02 [39..]
Number of months included in this statement 12 [39..]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 5 596	393
b. Commissions on listed option transactions		393
c. All other securities commissions		393
d. Total securities commissions	5 596	394
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		394
b. From all other trading		394
c. Total gain (loss)		395
3. Gains or losses on firm securities investment accounts		395
4. Profit (loss) from underwriting and selling groups		395
5. Revenue from sale of investment company shares	757 544	397
6. Commodities revenue		399
7. Fees for account supervision, investment advisory and administrative services	29 348	397
8. Other revenue	1 436	39..
9. Total revenue	$ 793 924	40

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers Director's Fees	$ 30 000
11. Other employee compensation and benefits	
12. Commissions paid to other broker-dealers	
13. Interest expense	
a. Includes interest on accounts subject to subordination agreements [4070]	
14. Regulatory fees and expenses	5 025
15. Other expenses	759 055
16. Total expenses	$ 794 080

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (156)
18. Provision for Federal income taxes (for parent only)	750
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	
a. After Federal income taxes of [4238]	
20. Extraordinary gains (losses)	
a. After Federal income taxes of [4239]	
21. Cumulative effect of changes in accounting principles	
22. Net income (loss) after Federal income taxes and extraordinary items	$ (906

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (26 81

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

Googins & Company, Inc.

Statement of Cash Flows
Year Ended June 30, 2002

Cash Flows From Operating Activities		
Cash From Sales and Services	$787 211	
Cash Paid For Operating Expenses	(784 559)	
Interest Received	864	
Tax Refund Received	572	
Net Cash From Operating Activities		**$ 4 088**
Cash and Cash Equivalents at Beginning of Year		$91 729
Cash and Cash Equivalents at End of Year		**$95 817**

Reconciliation of Net Income to Net Cash From Operating Activities

Net (Loss)	($ 906)
Adjustments to Reconcile Net Income to Net Cash From Operating Activities	
Increase In Accounts Receivable	(5 277)
Increase In Current Liabilities	10 271
Net Cash From Operating Activities	**$ 4 088**

See Accompanying Notes to Financial Statements

Googins & Company, Inc.

Notes to Financial Statements
June 30, 2002

Note 1 - Summary of Significant Accounting Policies

Googins & Company, Inc. is engaged in investment advisory services including the sale of mutual funds and variable annuities.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis. The Company's income tax returns are prepared on the cash basis.

Management Fees - Management fees are based on a percentage of commission and fee revenues.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from such estimates.

Definition of Cash and Cash Equivalents - The purpose of the Statement of Cash Flows contained in this report is to explain the changes in cash and cash equivalents which took place during the year ended June 30, 2002. For purposes of this report, cash equivalents are defined as short-term, highly liquid investments that are both:

a.	Readily convertible to known amounts of cash. These include the following:		
	Cash in Bank - Checking	$41 826	
	Cash in Money Market Accounts	53 991	
	Total		$95 817
b.	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.		0
	Total Cash & Cash Equivalents		**$95 817**

Note 2 - Related Party Transactions

The Company's sole stockholder is also the major stockholder in Googins Financial Corporation (Financial) and Googins/Anton, Inc. (G/A). The accompanying statement of income includes management fee expense of $752,864 for services, facilities, equipment and advice provided by Financial and G/A. Accrued management fees due G/A at June 30, 2002 amounted to $68,387.

Note 3 - Common Stock and Treasury Stock

The Company's common stock consists of $1 par value shares with 50,000 shares authorized and 10,000 shares issued. Treasury stock consists of 5,000 shares at par value.

Googins & Company, Inc.

Notes to Financial Statements
June 30, 2002

Note 4 - Net Operating Loss Carryforward:

The Company has a net operating loss carryforward of $20,100 for Wisconsin income taxes.

Note 5 - Reconciliation of Audit Report to NASD Focus Report:

Statement of Financial Condition

		Per Audit Report	Per Quarterly Focus Report	Difference
1.)	Cash	$95 817	$95 817	$ 0
3.)	Receivable From Non Customers	14 427	14 427	0
11.)	Other Assets	0	0	0
12.)	Total Assets	**$110 244**	**$110 244**	**$ 0**
17.)	Accounts Payable Accrued Liabilities, etc.	69 610	69 610	0
20.)	Total Liabilities	**$ 69 610**	**$ 69 610**	**$ 0**
23.)	Corporation			
	B.) Common Stock	$ 10 000	$ 10 000	0
	D.) Retained Earnings	35 634	35 634	0
	E.) Total	45 634	45 634	0
	F.) Less Treasury Stock	(5 000)	(5 000)	0
24.)	Total Ownership Equity	40 634	40 634	0
25.)	Total Liabilities and Ownership Equity	**$110 244**	**$110 244**	**$ 0**

Googins & Company, Inc.
Madison, Wisconsin

ANNUAL AUDITED REPORT
FORM X-17A-5 - PART III
Supplemental Information
Year Ended June 30, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Googins & Company, Inc.

For the period (MMDDYY) from 7/1/01 to 6/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 41 541	4240
A. Net income (loss)			(906)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 40 635	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ N/A	4300
A. Increases	N/A	4310
B. Decreases	N/A	4320
4. Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Googins & Company, Inc. as of 6/30/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 40 635	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			40 635	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 40 635	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 600	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(600)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 40 035	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 40 035	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Googins & Company, Inc. as of 6/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$ 4 641	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5 000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5 000	3760
14.	Excess net capital (line 10 less 13)	$ 35 035	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 33 074	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 69 610	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 69 610	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 174%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT N/A

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Googins & Company, Inc.

Reconciliation of Computation for
Determination of the Reserve Requirements
and
Information Relating to the Possession
or Control Requirements
June 30, 2002

The Company is exempt from having to file both the Reconciliation of the Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Googins & Company, Inc. as of 6/30/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Donaldson, Lufkin & Jenrette	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital. N/A

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the *report date, regardless of whether or not the capital contribution is expected to be renewed.* The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

Googins & Company, Inc.

Reconciliation of the Computation of Net Capital
June 30, 2002

The following schedule shows that there are no material differences between the net capital computation set forth in the audit report, and the net capital computation on the Company's Focus Report for the quarter ended June 30, 2002.

	Audited Report	Quarterly Report	Difference	Explanation of Difference
Ownership Equity	$40 635	$40 634	$ 1	Rounding
Non-allowable Assets	600	600	0	
Net Capital	**$40 035**	**$40 034**	**$ 1**	

Donald L. Bailey C.P.A.
Larry L. Stolzman C.P.A.

Ronald G. Boeck
David L. Linzmeier C.P.A.
Laura A. Knight C.P.A.
Michelle M. Pieper

Bailey & Stolzman, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
9 Odana Court
Madison, Wisconsin 53719
608-273-4167 FAX 608-273-4315
E-Mail: BAILEYSTOL@TDS.NET

Members
American Institute of
Certified Public Accountants
Wisconsin Institute of
Certified Public Accountants

Board of Directors
Googins & Company, Inc.

Report On Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of Googins & Company, Inc. for the year ended June 30, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.) Making quarterly securities examinations, counts, verifications, and comparisons

2.) Recordation of differences required by rule 17a-13

3.) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
Madison, Wisconsin

August 19, 2002